SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or

Section 13(e)(1) of the Securities Exchange Act of 1934

GENERAL COMMUNICATION, INC.

(Name of Subject Company (Issuer))

GENERAL COMMUNICATION, INC.

(Offeror/Issuer)

Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock

(Title of Class of Securities)

369385109

(CUSIP Number of Class A Common Stock)

John M. Lowber

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

(907) 868-5600

(Name, address, and telephone numbers of person

authorized to receive notices and communications on

behalf of filing persons)

Copy to:

Steven D. Miller, Esq.

Sherman & Howard L.L.C.

633 Seventeenth Street, Suite 3000

Denver, Colorado 80202

(303) 297-2900

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On August 5, 2009, Ronald A. Duncan, President and Chief Executive Officer of General Communication, Inc. (“GCI” or the “Company”), sent an e-mail to officers, employees and stakeholders who may be eligible to participate in a one-time stock option exchange program (the “Option Exchange Program”).  Peter Pounds sent a second email to the same recipients on August 5, 2009, which contained answers to frequently asked questions that may be posed in connection with the Option Exchange Program.  These e-mail communications do not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.  The Option Exchange Program will commence on the day that the Company files a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission.

The Option Exchange Program has not yet commenced.  The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, stockholders and option holders may obtain free copies of the documents filed by the Company by directing a written request to:  General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503, Attention:  Investor Relations.

Item 12.  Exhibits

Exhibit Number	Description

99.1	E-mail from Ronald A. Duncan to Eligible Participants dated August 5, 2009

99.2	E-mail from Peter Pounds to Eligible Participants dated August 5, 2009

99.3	Frequently Asked Questions